EXHIBIT 99.3
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2011

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Genterra Capital Inc. (the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated) (“GCI” or the “Company”) for the nine months ended June 30, 2011.  This MD&A should be read in conjunction with the Company’s June 30, 2011 unaudited consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and new acquisitions that satisfy the Company’s goals as defined by management. This includes an ongoing review of the Company’s income producing real estate portfolio to best position it to suit our business objectives and to capitalize on favourable market conditions.  The Company’s investment strategy is to assist acquired operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

On May 10, 2010 Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI) amalgamated (the “Amalgamation”) and continue under the name “Genterra Capital Inc.” with a fiscal year-end of September 30.

The Amalgamation was accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI were recorded in the accounts of the Company at their carrying values and the net assets of Genterra were recorded at fair value. The results of operations for the three and nine months ended June 30, 2011 include the operations of the combined entity, while the results for the three and nine months ended June 30, 2010 include the results for CMI only.

In the process relating to the Amalgamation, the Company disqualified 612,600 shares from the dissent process where it determined that the dissent in respect of these shares was not registered and pursued in compliance with the requirements of Section 185 of the Ontario Business Corporations Act (“OBCA”). The Company filed a claim with the Superior Court of Justice and amongst other things, requested a declaration that the holder of these shares was not a dissenting shareholder for the purposes of Section 185 of the OBCA and was not entitled to receive fair value for such shares. The claimant in respect of these shares subsequently applied for and was granted partial summary judgement by the Ontario Superior Court of Justice for the Company to pay him an amount of $2.53 per share which is the amount paid to shareholders, who in the opinion of the Company, had complied with the requirements of Section 185 of the OBCA. The Company does not agree with this decision and intends to file an appeal with the Court of Appeal of Ontario.

RESULTS OF OPERATIONS

The following table sets forth items derived from the consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

	2011			2010 (Note)			2009
	Q3	Q2	Q1	Q3	Q2	Q1	Q4	Q3

Revenue	$750	$992	$1,186	$1,127	$417	$59	$147	$142

Earnings (loss) from continuing operations	(281)	420	88	(250)	(209)	(102)	23	(19)

Earnings from discontinued operations	11	11	-	-	-	42	-	-

Net earnings (loss)	(270)	431	88	(250)	(209)	(60)	23	(19)

Earnings (loss) per share:

Continuing operations - basic and diluted	$(0.03)	$0.04	$0.01	$(0.03)	$(0.03)	$(0.02)	$0.01	$(0.00)

Discontinued operations - basic and diluted	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00

Basic and diluted	$(0.03)	$0.04	$0.01	$(0.03)	$(0.03)	$(0.01)	$0.01	$(0.00)

Note: The Amalgamated Company’s first year end was September 30, 2010 and accordingly the 2010 results reported are for the nine months ended September 30, 2010.

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three and nine month periods ended June 30, 2011 and 2010:

	Three Months Ended		Nine Months Ended
	June 30		June 30
In thousands of dollars	2011	2010	2011	2010

Rental revenue	$783	$459	$2,428	$459
Investment revenue	(33)	(42)	499	165
Total revenue	750	417	2,927	624
Gain on sale of rental real estate property	-	-	474	-
Impairment gain (loss) on notes receivable	(3)	(18)	(43)	5
Expenses	(1,105)	(689)	(3,128)	(1,012)
Equity items	-	1	-	(1)
Income (loss) before income taxes	(358)	(289)	230	(384)
Income taxes (recovery)	(77)	(79)	2	(96)
Income (loss) from continuing operations	(281)	(210)	228	(288)
Deferred gain on sale of former consolidated subsidiary	11	-	21	42

Net income (loss)	$(270)	$(210)	$249	$(246)

Review of Results for the Third Quarter and Nine Months ended June 30, 2011 and 2010

Revenue.  Net Revenue from rental and investments for the three months ended June 30, 2011 was $749,578 compared to $416,986 for the comparable 2010 period. Revenue for the three months ended June 30, 2011 includes rental revenue of $782,996, net interest income on cash and cash equivalents of $86,809 and share of loss from investments in Limited Partnerships of $120,227.  Revenues for the comparable 2010 period include rental revenue of $459,168, net interest income on cash and cash equivalents of $44,128 and share of loss from investments in Limited Partnerships of $86,310.

Net Revenue from rental and investments for the nine months ended June 30, 2011 was $2,927,514 compared to $623,910 for the comparable 2010 period. Revenue for the nine months ended June 30, 2011 includes rental revenue of $2,428,202, net interest income on cash and cash equivalents of $233,272 and share of income from investments in Limited Partnerships of $266,040. Revenues for the comparable 2010 period include rental revenue of $459,168, net interest income on cash and cash equivalents of $85,783 and share of income from investments in Limited Partnerships of $78,959.

The rental revenue in the three and nine month periods ending June 30, 2011 is attributable to the acquisition of Genterra’s portfolio of income producing real estate as a result of the May 2010 Amalgamation. This compares to Genterra’s rental revenue of $811,800 and $2,480,591 for the comparable three and nine month periods respectively. Rental revenue declined during the period due to the sale during the previous quarter of the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario.

The increase in interest income in the three and nine month periods ending June 30, 2011 is due to the increase in cash available for investment as a result of the Amalgamation along with increases in investment returns. The increase in investment income in the nine month period is due to the increase in the amounts invested as a result of the Amalgamation and the results achieved from the Company’s Limited Partnership investments during the period.

Administrative and General Expenses. Administrative and general expenses for the three months ended June 30, 2011 and 2010 were $239,780 and $274,451 respectively. Administrative and general expenses for the nine months ended June 30, 2011 and 2010 were $734,518 and $599,154 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees and public company shareholder costs. The increase in administrative and general expenses for the nine month period ended June 30 is primarily due to the inclusion of Genterra administrative and general expenses post the Amalgamation. The decrease in administrative and general expenses incurred for the three month period ended June 30 is due to certain non-recurring costs incurred during the period ended June 2010.

Rental Real Estate Operating Expenses.  Rental real estate operating expenses for the three months ended June 30, 2011 and 2010 were $614,171 and $214,521 respectively. Rental real estate operating expenses for the nine months ended June 30, 2011 and 2010 were $1,607,662 and $214,521 respectively. The increase in rental real estate operating expenses is due to the acquisition of Genterra’s portfolio of income producing real estate as a result of the May 2010 Amalgamation. In addition, the three months ended June 30, 2011 includes $233,497 of costs in respect of the Company’s ongoing environmental maintenance program in order to comply with the Ministry of the Environment guidelines. Rental real estate expenses for the comparable three and nine month periods ended June 30, 2010 were $412,099 and $1,349,411 respectively.

Other Expenses. During the three months ended June 30, 2011 and 2010, the Company respectively incurred interest expense of $25,894 and $20,555, amortization expenses of $127,884 and $123,083 and recorded cumulative dividends of $97,531 and $55,733 on its retractable preference shares. During the nine months ended June 30, 2011 and 2010, the Company respectively incurred interest expense of $89,648 and $20,555, amortization expenses of $403,741 and $123,083 and recorded cumulative dividends of $292,596 and $55,733 on its retractable preference shares. These retractable preference shares are classified as debt and accordingly the cumulative dividends are recorded as an expense of operations. The 2011 increases in interest and amortization expenses are due to the acquisition of Genterra’s rental real estate portfolio and the cumulative dividend is due to the issuance of the Class A Preference Shares by the Company as a result of the Amalgamation.

Gain on Sale of Rental Real Estate Property. During the previous quarter, the Company sold its property located at 1095 Stellar Drive for proceeds of $2,087,930 resulting in a gain of $473,895.

Impairment Gain (Loss).  Impairment losses of $2,394 and $43,199 were incurred in the three and nine months ended June 30, 2011 respectively compared to an impairment loss of $18,069 in the three months ended June 30, 2010 and an impairment gain of $5,362 during the nine months ended June 30, 2010. The impairment gains and losses represent reserves against potential uncollectable accounts net of any realization of previously reserved amounts.

Equity Items.  Prior to the Amalgamation, the company held a 1.5% equity interest in Genterra.  The Company’s equity income or losses represent equity income or losses from Genterra for the respective periods.

Income Tax Provision. The effective tax rate for the three months ended June 30, 2011 and 2010 was 21.6% and 27.5% respectively. The effective tax rate for the nine months ended June 30, 2011 and 2010 was 1.0% and 24.9% respectively. The difference between the Company’s statutory tax rate and its effective tax rate during the period is due to permanent differences primarily associated with the tax treatment of dividends on retractable preference shares, the tax treatment of capital transactions including the gain on sale of rental real estate properties and a valuation allowance provided against certain future tax benefits.

Deferred Gain. During the nine month period ended June 30, 2011 and 2010, the Company recognized a deferred gain of $21,050 and $42,100 respectively from the 2007 sale of its investment in Distinctive Designs Furniture Inc.

Net Income or Loss.  Net loss for the three months ended June 30, 2011 was $270,354 compared to a loss of $209,592 in the three months ended June 30, 2010. Net income for the nine months ended June 30, 2011 was $248,696 compared to a loss of $246,469 in the nine months ended June 30, 2010.

Inflation.  Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash and cash equivalents on hand, marketable securities and cash flow from operations.

The Company's working capital amounted to $20.8 million at June 30, 2011 compared to $19.9 million at September 30, 2010. The ratio of current assets to current liabilities was 8.1:1 at June 30, 2011 and 7.0:1 at September 30, 2010. The increase in the Company’s working capital resulted mainly from an increase in cash generated from the sale of a rental real estate property.  The increase in the ratio of current assets to current liabilities is due to the increase in current assets with no significant increase in liabilities.

During the fiscal period ended June 30, 2011 the Company’s cash position increased by approximately $0.4 million to $18.2 million from $17.8 million at September 30, 2010.  The net increase was due to the following:

-
Operating Activities increased cash by $0.07 million. This was a result of $0.15 million in cash from operations and $0.08 million of cash utilized in changes in non-cash components of working capital;

-	Financing Activities decreased cash by $1.22 million during the period from the repayment of long-term debt and the payment of dividends on the Class A preference shares;

-	Investing Activities increased cash by $1.57 million mainly as a result of the proceeds from the sale of a rental real estate property net of additions to marketable securities and notes receivable.

The Company anticipates that it will require approximately $2.9 million in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes.  The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income.

In addition, the Company also has scheduled long-term debt repayments of approximately $2.2 million in the next twelve months mainly relating to a rental real estate mortgage loan maturing in September 2011. The Company is working towards replacing this facility upon its maturity.

In January 2011, the Company completed the sale of its property located in Newmarket, Ontario. Proceeds from the sale were used to repay the mortgage on the property of $0.6 million.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the nine month period ended June 30, 2011 are summarized as follows:

•
In June 2008, Genterra completed the acquisition of Ninety Ontario Street Inc. from First Ontario Investments Inc. (“FirstOnt”).  In consideration of the acquisition, Genterra issued 326,000 Class A Preference shares, Series 1 to FirstOnt.  The Class A Preference shares were redeemable and retractable at $15 per share, carried a cumulative dividend of 8% per annum and represented the purchase price of $4,890,000. In accordance with the provisions of the Amalgamation, 326,000 redeemable, retractable 8% cumulative Class A Preference shares of the Company were issued to FirstOnt against the exchange of the Genterra Class A Preference shares. During the period the Company incurred a cumulative dividend of $292,596 and paid an accrued dividend of $391,200 on these shares. Mark Litwin and Stan Abramowitz are officers and/or directors of the Company and FirstOnt.

•
During the period under review, the Company leased its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"), at an annual net, net rental of $500,175.  The results of operations include rental revenue of $375,131 pertaining to this lease. The Company also leased its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge at an annual net, net rental of $140,000. The results of operations include rental revenue of $105,000 pertaining to this lease. Prior to May 10, 2010 these two properties were owned by Genterra. Fred A. Litwin, Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. As of May 1, 2011, the lessee of these properties is no longer related to the Company.

•	Management Contracts

During the nine month period ended June 30, 2011, Forum Financial Corporation (“Forum”) provided administrative services to the Company for fees of $356,250.  The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services.  Forum also assists in the decision making process relating to the Company’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Fred A. Litwin, the President, a director and significant shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of Forum and of the Company.

During the nine month period ended June 30, 2011, FirstOnt provided property management services to the Company for fees of $150,333 and First Ontario Administrative Services Inc. (“FirstAdmin”) provided rental collection services to the Company for fees of $9,106. Stan Abramowitz and Mark Litwin are directors and/or officers of FirstOnt and the Company. Mark Litwin is a director and officer of FirstAdmin and an officer of the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt, FirstAdmin and the Company.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at August 26, 2011:

	Authorized	Issued

Common Shares	Unlimited	9,389,015

Class A preference shares, issuable in series: Series 1 - non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 5.56 Common shares for each Class A preference share or 300 Class B preference shares for each Class A preference share	Unlimited	326,000

Class B preference shares Non-voting, non-participating, redeemable at $0.05, $0.0024 non- cumulative Class B preference shares	Unlimited	26,271,340

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are outlined in the Company’s annual report for the year ended September 30, 2010.

OUTLOOK

The Company’s Board of Directors believe that with the successful completion of the Amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments. In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. This includes an ongoing review of the Company’s income producing real estate portfolio to best position it to suit our business objectives and to capitalize on favourable market conditions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.
The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

Impairment of Assets – Under Canadian GAAP, the Company is required to write down to fair value an asset that is determined to have been impaired.  A significant portion of the Company’s assets consists of investments in rental real estate properties.  The fair value of investments in rental real estate properties is dependent upon anticipated future cash flows from operations over the anticipated holding period. In the event that the carrying value exceeds the cash flows expected to result from the direct use and eventual disposition of the property, impairment would be recognized.

Marketable securities – Marketable securities are classified as trading securities and are required to be measured at fair value.  Fair value is defined as the amount which a security could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm-length transaction under no compulsion to act.  The best evidence of fair value is quoted bid or ask prices, as appropriate, in an active market.  Where bid or ask prices are unavailable, the closing price of the most recent transaction of that security is used.  Unrealized gains and losses, including changes in foreign exchange rates, are recognized in operations for the period.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Amalgamation has been accounted for under the existing Section 1581 “Business Combinations”. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position and disclosures.

IFRS ASSESSMENT AND CONVERSION PLAN

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of its 2012 fiscal year for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for its fiscal year ending September 30, 2012 and apply them to its opening October 1, 2010 balance sheet.

The Company’s IFRS implementation project consists of three primary phases which are being completed by a combination of in-house resources and an external consultant.

•
Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•
Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

•
Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.  The differences as identified in Phase I and the Company’s proposed actions under Phase II are summarized in the following sections.

FINANCIAL REPORTING EXPERTISE AND COMMUNICATION TO STAKEHOLDERS

The Company has retained an external consultant to assist in establishing appropriate IFRS financial reporting expertise at all levels of the business. Key finance and operational staff have obtained sufficient knowledge to implement the project jointly with the consultant. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

IFRS IMPACT ON FINANCIAL STATEMENT PRESENTATION, CLASSIFICATION, AND DISCLOSURE

Financial Statement Presentation

The Company’s financial statements will have a different format upon transition to IFRS.  The components of a complete set of IFRS financial statements are: statement of financial position (balance sheet), statement of comprehensive income, statement of changes in equity, statement of cash flows and notes including accounting policies. The income statement will be presented as a component of the statement of comprehensive income. The statement of financial position may be presented in ascending or descending order of liquidity. The income statement is classified by each major functional area – marketing, sales, research & development, administration, etc. or by nature of the items.  In addition, IFRS requires more detailed note disclosures than those required by Canadian GAAP.

Impact on the Company: The Company will reformat its financial statements in compliance with IAS 1.

Deferred taxes

IFRS: IAS 12 requires presentation of all deferred tax balances as non-current. Canadian GAAP: Current balances are presented separately.

Impact on the Company:  The Company will reclassify deferred tax balances, if any, as non-current pursuant to IAS 12.

Designation of previously recognized financial instruments

IFRS: IAS 39 restricts the circumstances in which the option to measure a financial instrument at fair value through profit or loss is available. In particular, an entity is permitted to designate, at the date of transition to IFRS, any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets the criteria. Canadian GAAP: Contains no similar restriction.

Impact on the Company: The Company has certain short-term investments that it has designated as held-for-trading under Canadian GAAP. The Company is assessing the transitional impact during Phase II by reference to IAS 39 methodology.

IFRS-1 TRANSITIONAL POLICY CHOICES AND EXCEPTIONS FOR RETROSPECTIVE APPLICATION

IFRS-1 contains the following policy choices with respect to first-time adoption that are applicable to the Company:

Business combinations

IFRS 3, Business Combinations may be applied retrospectively or prospectively with respect to business combinations completed prior to October 1, 2010.

Impact on the Company: The Company will elect not to apply IFRS 3 retrospectively to pre-transition business combinations.

Investment property

IFRS 1 provides a choice between measuring investment property at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost basis under Canadian GAAP.    Fair value at the date of transition to IFRS may be used as deemed cost for any individual item of property, plant and equipment or intangible asset, regardless of the accounting policy subsequently elected (e.g.: cost or revaluation model). A company may also elect to use a Canadian GAAP revaluation at or before the date of transition to IFRS as deemed cost.  The exception can be used when the revaluation was at the date of revaluation, broadly comparable to fair value. When the exception is applied, the fair value or revalued amount is the deemed cost at the date at the revaluation for subsequent accounting under IFRS. The deemed cost is depreciated in accordance with IAS 16 requirements from the date of the revaluation.

Impact on the Company: The Company proposes to designate the fair value of the investment properties on the Genterra acquisition as deemed cost as of the valuation date. The Company proposes to depreciate the deemed cost in accordance with IAS 16 requirements from the valuation date to the transition date.

MANDATORILY APPLICABLE STANDARDS WITH RETROSPECTIVE APPLICATION (i.e., Not Specifically Exempt Under IFRS - 1)

Impairment provision reversals

During 2008 the Company recorded an impairment loss relating to a significantly influenced investee.

IFRS: IAS 28 and 36 require reversal of impairment loss for assets other than goodwill if certain criteria are met. Canadian GAAP: Reversal of impairment is not permitted.

Impact on the Company: During Phase II the Company will determine the amount of previously recognized impairment that may no longer be appropriate and reverse that amount (up to the original cost less depreciation) at date of transition.

Revenue recognition

IFRS requires rental revenue to be determined on a straight line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only required rental income to be recognized on a straight line basis prospectively commencing January 1, 2004.

Impact on the Company: The Company expects that this difference, applied retrospectively, will not result in a material adjustment to amounts reported under Canadian GAAP.

IMPACT ON SYSTEMS AND PROCESSES

The Company does not expect that adoption of IFRS will have a pervasive impact on its present systems and processes. The Company expects to implement certain minor changes to the general ledger account descriptions as well as the calculation methodologies currently in use for certain specific financial statement areas such as asset impairment, share based compensation etc.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual report, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@genterracapital.com

GENERAL

Except where otherwise indicated, information contained herein is given as of August 26, 2011.